UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

--------------------------------------------------------------------------------

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2011

Commission File Number: 001-34754

China New Borun Corporation
(Translation of Registrant’s name into English)

Bohai Industrial Park
Yangkou Town
Shouguang, Shandong
People’s Republic of China 262715
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F                                           ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes                      ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

China New Borun Announces Third Quarter 2011 Financial Results

3Q11 Revenue Increased 50.1% Year-Over-Year
 3Q11 Net Income Increased 5.0% Year-Over-Year
New Projects for Grade-A Edible Alcohol, Crude Corn Oil and Liquid Carbon Dioxide Commenced Production During the Quarter

Beijing, China, November 11, 2011 – China New Borun Corporation (NYSE: BORN; “Borun” or the “Company”), a leading producer and distributor of corn-based edible alcohol in China, today announced unaudited financial results for the third quarter of 2011.

Third Quarter 2011 Financial Highlights

•	Total revenue increased 50.1% to RMB627.0 million ($98.7 million1) from RMB417.7 million in the third quarter of 2010.

•	Gross profit increased 10.8% to RMB111.8 million ($17.6 million) from RMB100.9 million in the third quarter of 2010.

•	Net income increased 5.0% to RMB67.5 million ($10.6 million) from RMB64.2 million in the third quarter of 2010.

•	Diluted earnings per American Depositary Share (“ADS”) were RMB2.62 ($0.41) for the quarter ended September 30, 2011. Each ADS represents one of the Company's ordinary shares.

Commenting on the results for the quarter, Mr. Jinmiao Wang, Chairman and Chief Executive Officer of Borun, stated, “During the third quarter we executed on our plans for continued strong growth. The company successfully brought online increased production capacity for crude corn oil and liquid carbon dioxide in our Shandong facility, and grade-A edible alcohol in our Daqing facility. These projects increase our yield from processing corn and help diversify both our revenue and customer base. They help position us as one of the most modern and efficient producers of edible alcohol in China.”

Mr. Wang added, “Demand for edible alcohol remains strong as we saw good increases in sales volumes of edible alcohol. However, the cost of corn, our principal input cost, rose sharply during the quarter, outpacing edible alcohol prices and put pressure on our gross margins. Looking forward to the fourth quarter, our ability to continue to execute on our operating strengths, our sourcing expertise and diversifying our product and customer base should allow us to continue profitable growth.”

1This press release contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars for the quarter ended September 30, 2011 were made at a rate of RMB6.3549 to USD1.00, the rate published by the People’s Bank of China on September 30, 2011. China New Borun Corporation makes no representation that the Renminbi or US dollar amounts referred to in this press release could have been or could be converted into US dollars or Renminbi, at any particular rate or at all.

Third Quarter 2011 Financial Performance

Third quarter 2011 revenue increased by 50.1% year-over-year to RMB627.0 million ($98.7 million) from RMB417.7 million in the same period of 2010. Key factors affecting our results of operations are as follows:

•
Revenue from edible alcohol increased by 56.9% to RMB447.2 million ($70.4 million) in the third quarter of 2011 compared to RMB284.9 million in the third quarter of 2010 as a result of increases in the sales volume and price of edible alcohol during this period. Both strong demand in the edible alcohol market and increased production capacity from facilities opened during the year contributed to the revenue increase. Sales volume increased by 32.3% to 80,463 tons in the third quarter of 2011 and sales price increased by 18.6% to RMB5,558 per ton.

•
Revenue from DDGS Feed increased by 54.3% to RMB112.4 million ($17.7 million) in the third quarter of 2011, compared to RMB72.8 million in the prior year period, mainly due to an increase in sales volume. Sales volume increased by 54.9% to 64,656 tons over the prior year period due to (i) increased overall production due to the opening of the Daqing Phase III facilities and (ii) implementation of crude corn oil production at our Daqing and Shandong facilities. The production of crude corn oil byproduct results in increased DDGS Feed produced per ton of corn processed. Sales price decreased in the third quarter of 2011 by 0.4% over the prior year period to RMB1,738 per ton.

•
Revenue from corn germ decreased by 66.1% to RMB16.1 million ($2.5 million) in the third quarter of 2011 compared to RMB47.3 million in the third quarter of 2010, mainly due to the decreases in sales volume during this period. Sales volume decreased by 67.7% to 4,624 tons, due primarily to the installation of our crude corn oil processing equipment in our Daqing facilities in the first quarter of 2011. As a result, we began to deep-process corn germ into crude corn oil in our Daqing facilities beginning in March 2011. This eliminated corn germ production at our Daqing facilities. Additionally, in September 2011 we began producing crude corn oil in our Shandong facilities, eliminating corn germ production at our Shandong facilities.

•
Revenue from liquid carbon dioxide increased by 10.7% to RMB14.0 million ($2.2 million) in the third quarter of 2011 compared to RMB12.6 million in the third quarter of 2010 as a result of increases in sales volume and the price of liquid carbon dioxide during the period. Through the realization of process improvements, sales volume increased by 7.0% to 23,949 tons in the third quarter of 2011 and sales price increased by 3.5% to RMB584 per ton.

•
We began recognizing revenue from the by-product crude corn oil, produced at our Daqing facilities, in March 2011. In September 2011 we also began recognizing revenue for crude corn oil produced at our Shandong facilities. Revenue from crude corn oil was RMB37.4 million ($5.9 million) in the third quarter of 2011, and the sales volume was 4,578 tons at a price per ton of RMB8,173.

During the third quarter of 2011, gross profit increased by 10.8% to RMB111.8 million ($17.6 million) from RMB100.9 million in the prior year period. Gross margin for the third quarter of 2011 decreased to 17.8% from 24.2% in the prior year period, driven by higher corn cost and lower capacity utilization due to an extended maintenance period in July 2011.

Operating income increased by 11.6% to RMB98.8 million ($15.5 million) in the third quarter of 2011, from RMB88.6 million in the same period of 2010, reflecting the Company's strong revenue growth.

Selling expenses increased by 84.8% to RMB1.1 million ($0.2 million) in the third quarter of 2011 compared to RMB0.6 million in the same period of 2010. The higher expenses in the third quarter of 2011 were primarily due to additional sales activities to support the increased sales volume.

General and administrative expenses were RMB11.9 million ($1.9 million) in the third quarter of 2011, which were stable compared to RMB11.8 million in the same period of 2010.

Income tax expenses in the third quarter of 2011 were RMB22.5 million ($3.5 million), representing an effective tax rate of 25.0%.

Net income increased by 5.0% to RMB67.5 million ($10.6 million) in the third quarter of 2011, compared to RMB64.2 million in the same quarter of 2010. Diluted earnings per share and per ADS were RMB2.62 ($0.41) in the third quarter of 2011. The Company had 25.725 million weighted average diluted shares outstanding during the quarter ended September 30, 2011.

As of September 30, 2011, the Company had cash and bank deposits of RMB227.3 million ($35.8 million), a decrease from RMB341.0 million as of December 31, 2010, which was principally driven by the cost of expanding production facilities. Cash flows provided by operating activities for the quarter ended September 30, 2011 were approximately RMB105.7 million ($16.6 million), reflecting the Company’s strong operating results.

Financial Outlook

The Company estimates that its revenue for the fourth quarter will be in the range of RMB720.0 million ($113.3 million) to RMB750.0 million ($118.0 million), an increase of approximately 51.6% to 57.9% over the same quarter in 2010. Correspondingly, the Company estimates that its revenue for the full year of 2011 will be in the range of RMB2,643.2 million ($415.9 million) to RMB2,673.2 million ($420.6 million), an increase of approximately 54.2% to 56.0% over the previous year.

This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

Borun’s management will hold a corresponding earnings conference call and live webcast at 8:00 a.m. E.T on Friday, November 11, 2011 (9:00 p.m. Beijing time on Friday, November 11, 2011) to discuss the results and highlights from the third quarter of 2011 and answer questions from investors. A webcast of the call will be available at http://ir.chinanewborun.com. Listeners may access the call by dialing:

United States Toll Free:	1-866-519-4004

US Toll/International:	1-718-354-1231
Hong Kong Toll Free:	800-930-346

Hong Kong Toll:	852-2475-0994

China Toll Free:	800-819-0121
China Toll:	400-620-8038
Conference ID:	22132603

A replay of the webcast will be accessible through November 18, 2011 on http://ir.chinanewborun.com or by dialing:

United States toll free:	1-866-214-5335
International:	1-718-354-1232
Passcode	22132603

About China New Borun Corporation

China New Borun Corporation (NYSE: BORN) is a leading producer and distributor of corn-based edible alcohol in China. Borun's edible alcohol products are primarily sold as an ingredient to producers of baijiu, a popular grain-based alcoholic beverage that is sold throughout China in retail stores, restaurants and bars. The Company also produces DDGS Feed, Corn Germ, liquid carbon dioxide and crude corn oil as by-products of edible alcohol production. China New Borun is based in Shouguang, Shandong Province.  Additional information about the company can be found at http://www.chinanewborun.com and in documents filed with the U.S. Securities and Exchange Commission, which are available on the SEC's website at www.sec.gov.

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement.

Contact Information
Three Part Advisors, LLC
John Palizza
Phone: +1-888-870-0798
Email: jpalizza@threepa.com

CHINA NEW BORUN CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	December 31, 2010	September 30, 2011
	RMB	RMB	US$
Assets
Cash	340,984,614	227,254,767	35,760,558
Trade accounts receivable, net of allowance for doubtful accounts of nil and nil, respectively	128,480,503	349,498,323	54,996,668
Inventories	96,942,787	150,034,795	23,609,309
Advance to suppliers	46,113,552	16,164,057	2,543,558
Other receivables	33,904,486	18,507,299	2,912,288
Prepaid expenses	1,313,568	5,449,823	857,578
Total current assets	647,739,510	766,909,064	120,679,959
Property, plant and equipment, net	1,035,304,235	1,103,051,286	173,574,924
Land use right, net	58,733,967	57,871,061	9,106,526
Intangible assets, net	21,127,500	18,257,818	2,873,030
Total assets	1,762,905,212	1,946,089,229	306,234,439

Liabilities and shareholders’ equity
Trade accounts payable	29,222,634	29,104,586	4,579,865
Accrued expenses and other payables	199,446,777	85,804,639	13,502,123
Income taxes payable	19,707,874	22,880,275	3,600,415
Short-term borrowings	498,000,000	551,000,000	86,704,748
Total current liabilities	746,377,285	688,789,500	108,387,151
Total liabilities	746,377,285	688,789,500	108,387,151
Commitment and contingencies	-
Shareholders’ equity
Ordinary share – (December 31, 2010 and September 30, 2011: par value of RMB0.0068259, 100,000,000 shares authorized, 25,725,000 shares issued and outstanding)	175,596	175,596	25,725
Additional paid-in capital	468,132,187	468,132,187	73,664,761
Retained earnings – appropriated	67,794,324	67,794,324	10,668,039
Retained earnings – unappropriated	480,808,808	721,654,136	113,558,693
Accumulated other comprehensive income (loss)	(382,988)	(456,514)	(69,930)
Total shareholders’ equity	1,016,527,927	1,257,299,729	197,847,288
Total liabilities and shareholders’ equity	1,762,905,212	1,946,089,229	306,234,439

CHINA NEW BORUN CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	For the three months period ended,
	September 30, 2010	June 30, 2011	September 30, 2011
	(RMB)	(RMB)	(RMB)	(US$)

Revenues	417,682,807	724,369,706	627,005,034	98,664,815
Cost of goods sold	316,742,605	573,290,692	515,156,967	81,064,528
Gross profit	100,940,202	151,079,014	111,848,067	17,600,287
Operating expenses:
Selling	619,533	1,230,520	1,144,684	180,126
General and administrative	11,765,149	14,088,395	11,907,975	1,873,826
Total operating expenses	12,384,682	15,318,915	13,052,659	2,053,952
Operating income	88,555,520	135,760,099	98,795,408	15,546,335
Other (income) expenses:
Interest income	(250,734)	(199,696)	(287,233)	(45,199)
Interest expense	2,368,256	7,852,602	9,167,384	1,442,569
Others, net	11,573	1,849	(9,690)	(1,525)
Total other expense, net	2,129,095	7,654,755	8,870,461	1,395,845
Income before income taxes	86,426,425	128,105,344	89,924,947	14,150,490
Income tax expense	22,186,475	32,340,478	22,458,628	3,534,065
Net income	64,239,950	95,764,866	67,466,319	10,616,425
Participation in undistributed earnings by preference shareholders	-	-	-	-
Net income attributable to ordinary shareholders	64,239,950	95,764,866	67,466,319	10,616,425

Earnings per share:
Basic and diluted	2.50	3.72	2.62	0.41
Weighted average ordinary shares outstanding:
Basic and diluted	25,725,000	25,725,000	25,725,000	25,725,000

CHINA NEW BORUN CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	For the nine months period ended,
	September 30, 2010	September 30, 2011
	(RMB)	(RMB)	(US$)

Revenues	1,238,920,814	1,923,186,042	302,630,418
Cost of goods sold	948,741,928	1,533,112,476	241,248,875
Gross profit	290,178,886	390,073,566	61,381,543
Operating expenses:
Selling	1,868,559	3,534,604	556,201
General and administrative	28,548,726	40,305,435	6,342,418
Total operating expenses	30,417,285	43,840,039	6,898,619
Operating income	259,761,601	346,233,527	54,482,924
Other (income) expenses:
Interest income	(443,797)	(796,126)	(125,278)
Interest expense	6,274,521	25,067,654	3,944,618
Others, net	(123,688)	(1,509)	(237)
Total other expense, net	5,707,036	24,270,019	3,819,103
Income before income taxes	254,054,565	321,963,508	50,663,821
Income tax expense	64,267,106	81,118,180	12,764,667
Net income	189,787,459	240,845,328	37,899,154
Participation in undistributed earnings by preference shareholders	(27,744,622)	-	-
Net income attributable to ordinary shareholders	162,042,837	240,845,328	37,899,154

Earnings per share:
Basic and diluted	8.39	9.36	1.47
Weighted average ordinary shares outstanding:
Basic and diluted	19,310,248	25,725,000	25,725,000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China New Borun Corporation

By:	/s/ Bing Yu
Name:	Bing Yu
Title:	Chief Financial Officer

Date: November 10, 2011